EXHIBIT 99.2

SEQUANS COMMUNICATIONS S.A.
AMENDMENT NO. 2 TO CONVERTIBLE PROMISSORY NOTE

This Amendment No. 2 to Convertible Promissory Note (the “Amendment”) is made as of October 30, 2017 by and between Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”) and Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Purchaser” and together with the Company, the “Parties”) and is made with reference to the Convertible Promissory Note issued as of April 14, 2015 (the “Note”), as amended on June 30, 2017, under and pursuant to that certain Convertible Note Agreement, dated as of April 14, 2015 (the “Purchase Agreement”), between the Parties. Unless otherwise indicated herein, capitalized terms used herein have the same meanings set forth in the Purchase Agreement.
WHEREAS, the Parties wish to amend the Note to extend the maturity to of the Note to April 14, 2019.
NOW, THEREFORE, the Parties hereby agree to amend the Note as follows:

1.	Amendment to Note.
Section 3.1 of the Note is hereby amended and restated in its entirety as follows:
“Unless converted as set forth below, the Accreted Principal Amount (including any accrued and unpaid interest) of this Note shall be due and payable on April 14, 2019.”

2.	Miscellaneous.

a.
Governing Law. The validity, interpretation and performance of this Amendment shall be governed by and construed in accordance with the internal laws of The French Republic (without regard to principles of conflicts of law). The parties agree that the competent courts within the jurisdiction of the Paris Court of Appeal (Cour d’Appel de Paris) shall have exclusive jurisdiction (and are deemed to be a convenient forum for each party) as to resolution of any dispute.

b.	Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Note will continue in full force and effect.

c.
Amendment and Waiver. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless in writing signed by the Company and the Purchaser. No delay or failure to require performance of any provision of this Amendment shall constitute a waiver of that provision as to that or any other instance.

d.	Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

IN WITNESS WHEREOF, the Company has executed and delivered this Amendment on October30, 2017.

COMPANY:
SEQUANS COMMUNICATIONS S.A.

By:    /s/ Deborah Choate
Name:    Deborah Choate
Title:    Chief Financial Officer

PURCHASER:
NOKOMIS CAPITAL MASTER FUND, LP

By:    /s/ Brett Hendrickson
Name:    Brett Hendrickson
Title:    Portfolio Manager